UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Luis A. de Herrera 1248, World Trade Center, Torre B., Montevideo, Uruguay

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On March 19, 2012, Navios South American Logistics Inc. (“Navios Logistics”) issued a press release announcing that it and its wholly owned finance subsidiary, Navios Logistics Finance (US) Inc., extended the expiration date of its previously announced offer to exchange up to $200.0 million of the outstanding 9 1/4% senior notes due 2019 for a like principal amount of 9 1/4% senior notes due 2019 which have been registered under the Securities Act of 1933, as amended. As a result of the extension, the exchange offer is now scheduled to expire at 5:00 p.m., New York City time, on March 23, 2012, unless further extended by Navios Logistics.

The exchange offer was originally set to expire at 5:00 p.m., New York City time, on March 16, 2012. Except for the extension of the expiration date, all of the other terms of the exchange offer remain as set forth in the exchange offer prospectus.

A copy of the press release is attached as Exhibit 99.1 to this Report.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated March 19, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Date: March 19, 2012	By:	/s/ Claudio Pablo Lopez
		Name:	Claudio Pablo Lopez
		Title:	Chief Executive Officer and Director